Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

January 29, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Editas Medicine, Inc.
Registration Statement, as amended on Form S-1 (File No. 333-208856)

Ladies and Gentlemen:

In accordance with and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Editas Medicine, Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on February 2, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that during the period from January 25, 2016 through 5:00 pm, Eastern time, on January 28, 2015, approximately 4,071 copies of the preliminary prospectus, dated January 25, 2016, included in the above-referenced Registration Statement were distributed to prospective underwriters, institutions, dealers and others.

We were advised on January 29, 2016 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

Each of the Representatives confirms on behalf of itself and the other participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC

As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ David Lederman
Name: David Lederman
Title: Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Vice President

[Signature Page to Representative Acceleration Request]